Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

           Attention Business Editors:
           Jaguar Mining Q1 2009 Earnings Conference Call Details

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           NOTICE OF CONFERENCE CALL: Tuesday, May 12 (at) 10:00 a.m. EDT

           JAG - TSX/NYSE Arca
           >>

           CONCORD, NH, May 5 /CNW/ - Jaguar Mining Inc. ("Jaguar" or "the Company")
(JAG: TSX/NYSE Arca, JAG.NT: TSX) will release its Q1 2009 financial and operating results after the market close on May 11, 2009. The Company will hold a conference the following morning, May 12 at 10:00 a.m. EDT, to discuss the results.

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                    From North America:           800-379-9582
                    International:                213-416-2192
                    Replay:
                    From North America:           800-675-9924
                    International:                213-416-2185
                    Replay ID:                    51209
                    Webcast:                      www.jaguarmining.com
           >>

           About Jaguar

           Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is actively exploring and developing additional mineral resources at its
65,500 acre land base in Minas Gerais and on an additional 186,600 acres in the state of Ceara in the Northeast of Brazil through a joint venture. The
Company has no gold hedges in place thereby providing the leverage to gold prices directly to its investors. Additional information is available on the
Company's website at www.jaguarmining.com.

           %CIK: 0001333849

           /For further information: Investors and analysts: Bob Zwerneman, Vice
President Corporate Development and Director of Investor Relations, (603)
224-4800, bobz(at)jaguarmining.com; Media inquiries: Valeria Rezende DioDato,
Director of Communication, (603) 224-4800, valeria(at)jaguarmining.com/
           (JAG.NT. JAG JAG.)

CO:  Jaguar Mining Inc.

CNW 14:59e 05-MAY-09